FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry to Announce Year-End and Fourth Quarter Fiscal 2014 Results on Friday, March 28th, 2014	2.

Document 1

  NEWS RELEASE
March 17, 2014

FOR IMMEDIATE RELEASE

BlackBerry to Announce Year-End and Fourth Quarter Fiscal 2014 Results on Friday, March 28th, 2014

Waterloo, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) will be reporting results for the fourth quarter and year-end of fiscal 2014 on March 28th, 2014. A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-800-814-4859 or through your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet at http://ca.blackberry.com/company/investors/events.html.

A replay of the conference call will also be available at approximately 10 am by dialing (+1)416-640-1917 and entering pass code 4612572# or by clicking the link above on your BlackBerry® 10 smartphone, personal computer or BlackBerry® PlayBook™ tablet. This replay will be available until midnight ET April 11, 2014.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

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Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	March 17, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer